FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-35944

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Power Great Lakes, Inc. Employees 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Power Solutions International, Inc.
201 Mittel Drive
Wood Dale, Illinois 60191

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
REQUIRED INFORMATION	4
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	5
Statement of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7-16
SUPPLEMENTAL INFORMATION
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	18-19
SIGNATURES	20
EXHIBIT INDEX	21

Power Great Lakes, Inc. Employees
401(k) Profit Sharing Plan
Financial Statements and Supplemental Information
December 31, 2017 and 2016
and the
Year Ended December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and Administrator of the
Power Great Lakes, Inc. Employees 401(k) Profit Sharing Plan
Wood Dale, Illinois
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Power Great Lakes, Inc. Employees 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Power Great Lakes, Inc. Employees 401(k) Profit Sharing Plan financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ Crowe Horwath LLP
We have served as the Plan’s auditor since 2017.
Oak Brook, Illinois
June 28, 2018

REQUIRED INFORMATION

Power Solutions International, Inc. is the Plan Sponsor of the Power Great Lakes, Inc. Employees 401(k) Profit Sharing Plan (the "Plan"). The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of December 31, 2017 and 2016, and for the year ended December 31, 2017, and the supplemental information as of, and for the year ended December 31, 2017, have been prepared in accordance with the financial reporting requirements of ERISA.

Power Great Lakes, Inc. Employees
401(k) Profit Sharing Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2017 and 2016

ASSETS	2017	2016

Investments, at fair value	$9,697,719	$9,189,394
Notes receivable from participants	155,654	186,088
Other contribution receivable	63,676	51,142

Total Assets	9,917,049	9,426,624

LIABILITIES

Excess contributions payable	—	147,550

NET ASSETS AVAILABLE FOR BENEFITS	$9,917,049	$9,279,074

The accompanying notes are an integral part of these statements.

Power Great Lakes, Inc. Employees
401(k) Profit Sharing Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2017

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$1,049,620
Interest and dividend income	465,467

1,515,087

Interest income on notes receivable from participants	7,623

Rollover contributions	102,032

Total additions	1,624,742

Deductions from net assets attributed to:
Benefits paid to participants	962,185
Administrative expenses	24,582

Total deductions	986,767

NET INCREASE	637,975

Net assets available for benefits, beginning of year	9,279,074

Net assets available for benefits, end of year	$9,917,049

The accompanying notes are an integral part of these statements.

Power Great Lakes, Inc. Employees
401(k) Profit Sharing Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

NOTE A – DESCRIPTION OF THE PLAN
The following description of the Power Great Lakes, Inc. Employees 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Interested parties should refer to the plan document for a more complete description of the Plan's provisions.

1.	General

The Plan is a defined contribution profit sharing and 401(k) plan covering eligible employees of Power Great Lakes, Inc. (the “Company”), a wholly-owned subsidiary of Power Solutions International, Inc. (“PSI”). Employees are eligible to contribute to the Plan and receive discretionary employer matching contributions on the first day of a calendar quarter upon attaining age 21. Employees are eligible to participate in discretionary profit sharing contributions upon completing 501 hours of service and being employed on the last day of the plan year. Employees represented by a collective bargaining agreement are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Effective January 1, 2017, the Plan was frozen for all contributions, other than employee loan repayments, and PSI established the PSI, Inc. 401(k) Plan (“PSI Plan”). The PSI Plan is intended to supersede all existing 401(k) plans of PSI, including the Power Great Lakes, Inc. Employees 401(k) Profit Sharing Plan. At the inception of the PSI Plan, participants in the Power Great Lakes, Inc. 401(k) Profit Sharing Plan became eligible to make contributions into the PSI Plan which provides additional benefits to participating employees, including, but not limited to, entry into the PSI Plan on the first day of the month following the employee’s start date with PSI, contributions on a before tax basis and contributions designated as Roth 401(k) contributions.
Plan management is working to change the trustee of the Plan from Fifth Third Bank to Fidelity Management Trust Company and to merge the Plan into the PSI Plan.

2.	Contributions
The Plan was funded by voluntary contributions of participants and discretionary matching and profit sharing contributions of the Company. Participants could contribute to the Plan, through regular payroll deductions, an amount subject to limitations imposed by the Internal Revenue Code. Participants could also roll over amounts representing distributions from other qualified employee benefit plans.

Power Great Lakes, Inc. Employees
401(k) Profit Sharing Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

NOTE A – DESCRIPTION OF THE PLAN (Continued)

3.	Investment Options

Participants were required to direct their salary deferral contributions and the Company’s contributions into a variety of investment funds made available and determined by the Plan Administrator. Participants may change their investment options at any time. The participant may also elect to invest in an employer stock fund or an individually directed brokerage account held by TD Ameritrade.

4.	Participant Accounts
Each participant’s account was credited with the participant’s contribution, an allocation of the Company’s discretionary matching and profit sharing contributions, and an allocation of plan earnings. The Company’s discretionary matching contribution was allocated based on a percentage of the participant’s contribution. The Company’s discretionary profit sharing contribution was allocated as of the last day of the plan year and was based on a ratio of each eligible participant’s compensation to total compensation for all eligible participants. Plan earnings are allocated to participants’ accounts in direct proportion to their respective account balances, based on the performance of participants’ investment selections. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance. Effective January 1, 2017, the Company has frozen the Plan for all contributions and all participants became 100% vested in their accounts.

5.	Vesting
Participants are immediately fully vested in participant and rollover contributions plus the actual earnings thereon. The portion of the participants’ accounts attributable to the Company’s contributions became 20% vested after one year of service and continued to vest at the rate of 20% for each successive year until 100% vested after five years of service. In the event of death, disability, or retirement at designated ages, a participant became fully vested.

6.	Payment of Benefits
On termination of service, a participant may elect to receive a single, lump-sum payment equal to the value of his or her vested account balance, installment payments, or a direct rollover distribution. If a participant’s vested account balance is less than $1,000 upon termination, the participant will receive a mandatory distribution.

Power Great Lakes, Inc. Employees
401(k) Profit Sharing Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

NOTE A – DESCRIPTION OF THE PLAN (Continued)

7.	Notes Receivable from Participants
Notes receivable represent amounts due from participants. Participants are permitted to take loans from the Plan up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. The loans are collateralized by the borrowers’ respective vested account balances and bear interest at 4.25% to 5.25%. Principal and interest are paid through payroll deductions over a period not to exceed five years. Related interest income totaled $7,623 for the year ended December 31, 2017.

8.	Administrative Expenses
Certain expenses incurred maintaining the Plan are paid directly by the Company and are excluded from these financial statements.

9	Forfeitures
At December 31, 2017 and 2016, unallocated plan assets resulting from forfeited nonvested accounts totaled $6,555 and $1,183, respectively. These accounts will be used to pay administrative expenses or to will be allocated to participants. No forfeitures were used or allocated to participants during 2017.
NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.	Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

2.	Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Administrator determines the Plan’s valuation policies utilizing information provided by the investment advisers and custodians. See Note C for discussion of fair value measurements.

Power Great Lakes, Inc. Employees
401(k) Profit Sharing Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.	Investment Valuation and Income Recognition (Continued)
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.

3.	Use of Estimates
In preparing the Plan’s financial statements, management is required to make estimates and assumptions that affect the reported amounts of net assets, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

4.	Payment of Benefits
Benefits are recorded when paid.

5.	Accounting for Uncertainty in Income Taxes
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2014.

6.	Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expense and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 and 2016. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Power Great Lakes, Inc. Employees
401(k) Profit Sharing Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

7.	Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service are recorded as a liability with a corresponding reduction to contributions.
 NOTE C – FAIR VALUE MEASUREMENTS
Current accounting standards establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include the following:

*	Quoted prices for similar assets or liabilities in active markets;

*	Quoted prices for identical or similar assets or liabilities in inactive markets;

*	Inputs other than quoted prices that are observable for the asset or liability;

*	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Power Great Lakes, Inc. Employees
401(k) Profit Sharing Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

NOTE C – FAIR VALUE MEASUREMENTS (Continued)
The following is a description of the valuation methodologies used for the Plan's investments measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common stocks: Valued at the closing price reported on the active market or the over-the-counter market on which the individual securities are traded.
Stable value collective trust fund: A stable value fund that is composed primarily of fully benefit-responsive investment contracts that is valued at the NAV of units of the bank collective trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV.
Self-directed brokerage accounts: Self-directed brokerage accounts may include mutual funds, common stocks and interest bearing money market accounts. Mutual funds are valued at the daily closing price as reported by the fund. Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Money market funds are valued at their NAV.
At December 31, 2017 and 2016, the Plan held shares of common stock of Power Solutions International, Inc. (Note G). During 2017, shares of this stock were traded over-the-counter and not on the active Nasdaq stock market.
The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2017 and 2016.

Power Great Lakes, Inc. Employees
401(k) Profit Sharing Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

NOTE C – FAIR VALUE MEASUREMENTS (Continued)

	Plan Investments at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total

Mutual funds	$8,492,997	$—	$—	$8,492,997
Self-directed brokerage accounts	1,418	—	—	1,418
Common stocks	85,500	—	—	85,500
Interest bearing cash accounts	6,279	—	—	6,279

Total assets in the
fair value hierarchy	$8,586,194	$—	$—	8,586,194

Investments measured at NAV*				1,111,525

Investments, at fair value				$9,697,719

	Plan Investments at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total

Mutual funds	$7,977,878	$—	$—	$7,977,878
Self-directed brokerage accounts	248,242	—	—	248,242
Common stocks	59,288	—	—	59,288
Interest bearing cash accounts	8,993	—	—	8,993

Total assets in the
fair value hierarchy	$8,294,401	$—	$—	8,294,401

Investments measured at NAV*				894,993

Investments, at fair value				$9,189,394

*
Certain investments that were measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table for such investments are intended to permit reconciliation of the fair value hierarchy to the investments at fair value line item presented in the statements of net assets available for benefits.

Power Great Lakes, Inc. Employees
401(k) Profit Sharing Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

NOTE C – FAIR VALUE MEASUREMENTS (Continued)
The following tables summarize investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2017, and 2016, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2017
		Unfunded	Redemption	Redemption
	Fair Value	Commitment	Frequency	Notice Period

Stable value fund	$1,111,525	$—	Immediate	12 Months

	December 31, 2016
		Unfunded	Redemption	Redemption
	Fair Value	Commitment	Frequency	Notice Period

Stable value fund	$894,993	$—	Immediate	12 Months
NOTE D – INCOME TAX STATUS
Effective July 1, 2015, the Plan adopted a nonstandardized form of a prototype plan sponsored by Fifth Third Bank. The prototype plan has received an opinion letter, dated March 31, 2014, from the Internal Revenue Service as to the prototype plan’s qualified status. The prototype plan opinion letter has been relied upon by this Plan. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable provisions of the Internal Revenue Code.
NOTE E – PLAN TERMINATION
The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants become fully vested in their respective account balances. As further discussed in Note A-1 and Note I, the Plan was frozen in 2017 and participants became 100% vested in their accounts as a result of the Plan freeze.

Power Great Lakes, Inc. Employees
401(k) Profit Sharing Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

NOTE F – RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Because of the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
NOTE G – PARTY-IN-INTEREST TRANSACTIONS
Notes receivable from participants are considered party in interest transactions. At December 31, 2017 and 2016, notes receivable from participants, including accrued interest were $155,654 and $186,088, respectively.
At December 31, 2017 and 2016, the Plan held shares of common stock of Power Solutions International, Inc. as noted below:

	2017		2016
	Shares	Value	Shares	Value
Fifth Third Bank - PSIX stock fund	11,400	$85,500	7,905	$59,288
Self-directed brokerage accounts	—	—	2,892	21,690

Total	11,400	$85,500	10,797	$80,978

Power Great Lakes, Inc. Employees
401(k) Profit Sharing Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

NOTE H – RECONCILIATION OF AUDITED FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits from these financial statements to the Form 5500.

	2017	2016
Net assets available for benefits per the financial statements	$9,917,049	$9,279,074
Excess contributions payable	—	147,550

Net assets available for benefits per the Form 5500	$9,917,049	$9,426,624

The following is a reconciliation of change in net assets per the financial statements to the Form 5500.

Change in net assets per the financial statements	$637,975
Change in excess contributions payable	(147,550)

Change in net assets per Form 5500	$490,425

NOTE I – PLAN AMENDMENTS
Effective January 1, 2017, the Plan was frozen for all contributions. The Plan was also amended during 2017 to modify certain administrative functions of the Plan. See Note A-1 for further discussion on the 401(k) plan established by PSI in 2017. Interested parties should refer to the plan document for a more complete description of the Plan’s provisions.

SUPPLEMENTAL INFORMATION

Power Great Lakes, Inc. Employees
401(k) Profit Sharing Plan
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017

FEIN: 33-0963637
Plan Number: 001

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower,	Description of investment, including maturity date, rate		Current
	lessor, or similar party	of interest, collateral, par or maturity value	Cost	value

	Mutual funds
	PIMCO Funds	Real Return A Fund	**	$294,558
	PIMCO Funds	Total Return Fund	**	378,950
	JPMorgan	Core Bond Fund Select	**	598,735
	American Beacon	Small Cap Value Fund	**	272,083
	T. Rowe Price	Mid-Cap Value Fund	**	652,877
	T. Rowe Price	New Horizons Fund	**	560,843
	Artisan	Mid Cap Investor Fund	**	129,777
	American Funds	Growth Fund of America	**	440,208
	American Funds	Fundamental Investors Fund	**	815,300
	American Funds	New Economy Fund	**	192,786
	MFS	Value R4 Fund	**	427,356
	American Funds	Investment Company of America Fund	**	200,177
	American Funds	American Balanced Fund	**	462,248
	American Funds	New Perspective Fund	**	422,765
	American Funds	EuroPacific Growth Fund	**	515,412
	American Funds	Capital World Growth and Income Fund	**	800,485
	American Funds	SMALLCAP World Fund	**	199,885
	American Funds	New World Fund	**	88,316
	Oppenheimer	International Bond Fund	**	137,428
	American Funds	2010 Target Retirement Date Fund	**	3,245
	American Funds	2015 Target Retirement Date Fund	**	15,870
	American Funds	2020 Target Retirement Date Fund	**	187,417
	American Funds	2025 Target Retirement Date Fund	**	184,332
	American Funds	2030 Target Retirement Date Fund	**	103,829
	American Funds	2035 Target Retirement Date Fund	**	49,238
	American Funds	2040 Target Retirement Date Fund	**	42,408
	American Funds	2045 Target Retirement Date Fund	**	142,969
	American Funds	2050 Target Retirement Date Fund	**	173,500
(Continued)

Power Great Lakes, Inc. Employees
401(k) Profit Sharing Plan
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)
December 31, 2017

FEIN: 33-0963637
Plan Number: 001

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower,	Description of investment, including maturity date, rate		Current
	lessor, or similar party	of interest, collateral, par or maturity value	Cost	value

*	Common Stock
	Power Solutions International, Inc.	Equity security	**	$85,500
	Stable value collective trust fund
	The Goldman Sachs Trust Company	Goldman Sachs Stable Value Collective Trust Fund Class III	**	1,111,525

	Self-directed brokerage accounts
	Various	Participant-directed brokerage accounts	**	1,418
*	Interest bearing cash accounts		**	6,279
				9,697,719
*	Notes receivables from participants	Interest at 4.25% - 5.25%
		Various maturities 2018 - 2022	**	155,654
				$9,853,373
All current values above represent the fair value for the respective investment.
  * Represents a party in interest as defined by ERISA.
** Cost information omitted with respect to participant- or beneficiary-directed investments.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Planning Committee of Power Solutions International, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Power Great Lakes, Inc. Employees 401(K) Profit Sharing Plan

Date June 28, 2018	/s/ Charles F. Avery, Jr.
Charles F. Avery, Jr.
Chief Financial Officer Power Solutions International, Inc.

Exhibit Index

23.1 - Consent of Independent Registered Public Accounting Firm